UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

MIROMATRIX MEDICAL INC.

(Name of Subject Company — Issuer)

MORPHEUS SUBSIDIARY INC.

a wholly owned subsidiary of
UNITED THERAPEUTICS CORPORATION

(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

John S. Hess, Jr., Esq.

Executive Vice President and Deputy General Counsel

United Therapeutics Corporation

1735 Connecticut Avenue, N.W.

Washington, D.C. 20009

(202) 483-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Stephen I. Glover, Esq.

Alexander L. Orr, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      Third-party tender offer subject to Rule 14d-1.

☐      Issuer tender offer subject to Rule 13e-4.

☐      Going-private transaction subject to Rule 13e-3.

☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Morpheus Subsidiary Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of United Therapeutics Corporation, a Delaware public benefit corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Miromatrix Medical Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.25 per Share in cash, plus (ii) one contractual contingent value right per Share, representing the right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone on or prior to December 31, 2025, subject to and in accordance with the terms of a contingent value rights agreement to be entered into with Continental Stock Transfer & Trust Company or another rights agent mutually agreeable to Parent and the Company, in each case without interest and subject to deduction for any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

As of December 4, 2023, Purchaser and Parent are aware of three lawsuits that have been filed by purported stockholders of the Company regarding the Merger.

On November 15, 2023, a purported stockholder of the Company filed a lawsuit in the United States District Court for the District of Delaware captioned Miller v. Miromatrix Medical Inc., et al., Case No. 1:23-cv-01300-UNA. A second substantially similar lawsuit was filed the same day by another purported stockholder of the Company in the same court captioned Williams v. Miromatrix Medical Inc., et al., Case No. 1:23-cv-01301-UNA. A third substantially similar lawsuit was filed on November 28, 2023 by a purported stockholder of the Company in the United States District Court for the Southern District of New York captioned Saproo v. Miromatrix Medical Inc., et al., Case No. 1:23-cv-10384. The aforementioned lawsuits are collectively referred to in this Offer to Purchase as the “Merger Lawsuits.” The Merger Lawsuits name the Company and the members of the Company Board as defendants and allege that the defendants made materially incomplete and misleading statements about the Merger in violation of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder and that each Company Board member violated Section 20(a) of the Exchange Act. The Merger Lawsuits seek, among other relief, (i) injunctive relief preventing the parties from proceeding with the Merger until the alleged disclosure deficiencies have been remedied; (ii) rescission in the event the Merger is consummated or alternatively rescissory damages; (iii) a declaration that the defendants violated Sections 14 and/or 20(a) of the Exchange Act; (iv) an award of costs, including attorneys’ fees; and (v) an order directing the members of the Company Board to file a solicitation/recommendation statement on Schedule 14D-9 that does not contain any untrue statements of material fact.

Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and this Offer to Purchase. If such additional complaints are filed, the Company, Parent and/or Purchaser will not necessarily announce such additional complaints absent a legal requirement to do so.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by replacing the former Exhibit 107, which contained a scrivener’s error, with a new Exhibit 107.

Exhibit No.	Description
107	Filing Fee Table

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MORPHEUS SUBSIDIARY INC.

By:	/s/ John S. Hess, Jr.
Name:	John S. Hess, Jr.
Title:	Executive Vice President, Deputy General Counsel, and Assistant Corporate Secretary

UNITED THERAPEUTICS CORPORATION

By:	/s/ John S. Hess, Jr.
Name:	John S. Hess, Jr.
Title:	Executive Vice President, Deputy General Counsel, and Assistant Corporate Secretary

Date: December 4, 2023